UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UTStarcom Holdings Corp.

(Name of Subject Company (Issuer))

UTStarcom Holdings Corp.

(Names of Filing Persons (Issuer and Offeror))

Ordinary Shares, $0.00125 par value

(Title of Class of Securities)

G9310A106

(CUSIP Number of Class of Securities)

William Wong

Chief Executive Officer

UTStarcom Holdings Corp.

52-2 Building, BDA International Enterprise Avenue

No. 2 Jingyuan North Center

Daxing District, Beijing, P.R. China

(86 10) 8520-5588

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Scott Anthony

Covington & Burling LLP

333 Twin Dolphin Drive, Suite 700

Redwood Shores, CA 94065

(650) 632-4703

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 30,000,000	$4,092

(1)        The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 25,000,000 ordinary shares, $0.00125 par value, at $ 1.20 per share.

(2)        The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,092	Filing Party: UTStarcom Holdings Corp.
Form or Registration No.: Schedule TO	Date Filed: November 30, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 30, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on December 18, 2012 (as amended, the “Schedule TO”), and relates to the offer by UTStarcom Holdings Corp., an exempted company incorporated under the laws of the Cayman Islands (“UTStarcom,” the “Company” or “our”), to purchase up to 25,000,000 of its ordinary shares, $0.00125 par value per share (the “Shares”), at a price of $1.20, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed on Schedule TO dated November 30, 2012 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.                          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof.

On January 4, 2013, UTStarcom issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M., New York City time, on Thursday, January 3, 2013.  A copy of such press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)                                                 Press Release, dated January 4, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTSTARCOM HOLDINGS CORP.

/s/ Robert Pu
Name: Robert Pu
Title: Chief Financial Officer

Date: January 4, 2013

Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated November 30, 2012	Schedule TO	a(1)(i)	11/30/12

a(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)	Schedule TO	a(1)(ii)	11/30/12

a(1)(iii)	Notice of Guaranteed Delivery	Schedule TO	a(1)(iii)	11/30/12

a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO	a(1)(iv)	11/30/12

a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees	Schedule TO	a(1)(v)	11/30/12

a(5)(i)	Press Release, dated November 30, 2012.	Schedule TO	a(5)(i)	11/30/12

a(5)(ii)	Summary Advertisement, dated November 30, 2012.	Schedule TO	a(5)(ii)	11/30/12

a(5)(iii)	Press Release, dated January 4, 2013	Schedule TO	—	Filed herewith

(b)	None.	—	—	—

d(1)	Amended 2001 Director Option Plan and forms of related agreements.	10-K	10.66	6/1/06

d(2)	2003 Nonstatutory Stock Option Plan.	S-8	4.4	9/15/03

d(3)	Amended and Restated Change of Control/Involuntary Termination Severance Agreement by and between Hong Liang Lu and UTStarcom, Inc., effective as of January 30, 2008.	8-K	10.1	2/5/08

d(4)	Form of Restricted Stock Agreement for use under the Company’s 1997 Stock Plan.	8-K	10.1	9/12/05

d(5)	Form of Director and Officer Stock Option Agreement for use under the Company’s 1997 Stock Plan.	8-K	10.1	12/6/05

d(6)	2006 Equity Incentive Plan, as amended February 18, 2009.	10-K	10.14	3/2/2009

d(7)	Form of Stock Option Award Agreement for use under 2006 Equity Incentive Plan.	10-Q	10.2	8/7/2009

d(8)	Form of Stock Option Agreement for Directors and Officers for use under the 2006 Equity Incentive Plan.	10-Q	10.3	8/7/2009

d(9)	Form of Restricted Stock Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.17	3/2/2009

d(10)	Form of Restricted Stock Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.18	3/2/2009

d(11)	Form of Stock Option Amendment Election Form executed by key executive officers and directors.	8-K	10.1	1/4/07

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
d(12)	Stock Option Amendment Election Form executed by Hong Liang Lu on December 29, 2006.	8-K	10.2	1/4/07

d(13)	UTStarcom, Inc. Amended and Restated Vice President Change in Control and Involuntary Termination Severance Pay Plan.	10-Q	10.1	5/8/2009

d(14)	UTStarcom, Inc. Amended and Restated Executive Involuntary Termination Severance Pay Plan.	10-Q	10.2	5/8/2009

d(15)	Form of Performance Share Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.33	3/2/2009

d(16)	Form of Performance Unit Agreement for use under the 2006 Equity Incentive Plan.	10-K	10.34	3/2/2009

d(17)	Amendment to Stock Option Agreements dated January 11, 2008 between the Company and Hong Liang Lu.	8-K	10.1	1/17/08

d(18)	Amendment dated December 17, 2008 to Amended and Restated Change of Control/Involuntary Termination Severance Agreement, dated as of January 30, 2008, by and between Hong Liang Lu and UTStarcom, Inc.	10-K	10.42	3/2/2009

d(19)	Amendment to Equity Awards dated December 17, 2008.	10-K	10.46	3/2/2009

d(20)	Letter dated December 17, 2008 regarding Financial Planning Program.	10-K	10.47	3/2/2009

d(21)	Form of Indemnification Agreement	F-4	10.1	4/29/2011

d(22)	Agreement and Plan of Merger and Reorganization	F-4	2.1	5/23/2011

d(23)	Stockholder Rights Agreement, made as of February 1, 2010, by and between UTStarcom, Inc. and Beijing E-town International Investment and Development Co., Ltd.	8-K	4.1	2/4/2010

d(24)	Stockholder Rights Agreement, made as of February 1, 2010, by and among UTStarcom, Inc., Elite Noble Limited and Shah Capital Opportunity Fund L.P.	8-K	4.2	2/4/2010

(g)	None.	—	—	—

(h)	None.	—	—	—